Exhibit (a)(1)(D)

Allscripts Announces Expiration of Offer to Purchase in Cash

3.50% Convertible Senior Debentures due 2024

CHICAGO – December 10, 2008 – Allscripts-Misys Healthcare Solutions, Inc. (formerly named Allscripts Healthcare Solutions, Inc.), a corporation existing under the laws of Delaware (“Allscripts”) and headquartered in Chicago, Illinois, announced today the expiration of its offer to holders to purchase all of its 3.50% Convertible Senior Debentures due 2024 (the “Debentures”) at a purchase price equal to 100% of the principal amount of the Debentures being repurchased ($1,000 per each $1,000 principal amount outstanding) plus any accrued and unpaid interest and accrued and unpaid Liquidated Damages (as defined in the Indenture governing the Debentures between Allscripts and Bank of America, N.A. as successor by merger to LaSalle Bank N.A., dated as of July 6, 2004), if any, to but not including December 10, 2008 (the “Change of Control Repurchase Date”) (the “Change of Control Repurchase Price”), subject to the terms and conditions described in the Notice of Change of Control and Offer to Purchase, dated November 7, 2008 (the “Offer to Purchase”), and related Purchase Notice (the “Purchase Notice”) (which together, as they may be amended and supplements from time to time, constitute the “Change of Control Offer”).

Allscripts announced that $8,164,000 principal amount (of a total outstanding principal amount of $27,868,000) of Debentures had been validly tendered in connection with the Change of Control Offer. Allscripts will pay the purchase price in the Change of Control Offer in cash.

About Allscripts

Allscripts (NASDAQ: MDRX) uses innovation technology to bring health to healthcare. More than 150,000 physicians, 700 hospitals and nearly 7,000 post-acute and homecare organizations utilize Allscripts to improve the health of their patients and their bottom line. The company’s award-winning solutions include electronic health records, electronic prescribing, revenue cycle management, practice management, document management, medication services, hospital care management, emergency department information systems and homecare automation. Allscripts is the brand name of Allscripts-Misys Healthcare Solutions, Inc. To learn more, visit www.allscripts.com.